

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2010

Mr. Philip J. Rauch
Chief Financial Officer
NewMarket Technology, Inc.
14860 Montfort Drive, Suite 210
Dallas, TX 75254

> **Re: NewMarket Technology, Inc.**
> **Revised Definitive Information Statement on Schedule 14C**
> **Filed November 17, 2010**
> **File No. 000-27917**

We have completed our review of your Information Statement and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director

cc: Mike Litman, Esq.
Via Facsimile: (303) 431-1567